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                                March 19, 2024

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 14 to
Registration Statement on Form F-1
                                                            Filed March 13,
2024
                                                            File No. 333-267771

       Dear Ivy Lee:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

       Amendment No. 14 to Registration Statement on Form F-1

       Explanatory Note, page i

   1. We note your statement that the Resale Prospectus Shareholders will participate in a potential resale.
Please revise to state, if true, that the Resale Prospectus Shareholders will sell shares only once
such shares are listed on the Nasdaq Capital Market and that the
                                                        Resale Prospectus
Shareholders will sell shares only once the primary offering has closed.
                                                        Make consistent
revisions in the alternate pages. In this regard, you should revise to leave room to provide the
market price of the securities as of the latest practicable date, once available and when you
utilize a separate prospectus for the resale transaction.
 Ivy Lee
FirstName  LastNameIvy Lee
SAG Holdings   Ltd
Comapany
March      NameSAG Holdings Ltd
       19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
Alternate Prospectus
Prospectus Cover page, page Alt-1

2. We note that the size of the resale component has grown in recent amendments to nearly triple the size of the primary offering and that your controlling shareholder is offering shares for sale. Tell us why the resale offering is required to be registered at this time and how you determined the amount you are offering for resale, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Question
612.09 of our Securities
         Act Rule Compliance and Disclosure Interpretations, available on our website.
       Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services